EXHIBIT 12.1

Central Power and Light Company
Ratio of Earnings to Fixed Charges
For Years Ended December 31,
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                                         1996         1995         1994       1993(2)        1992
                                      ---------    ---------    ---------    ---------    ---------
                                                      (thousands, except ratios)
Operating income                       $285,647     $282,184     $256,251     $190,079     $266,665
Adjustments:
  Income taxes                           47,227       51,755       51,329      (18,954)      34,726
  Provision for deferred
    income taxes                         51,476      (30,025)      26,659       90,520       48,610
  Deferred investment tax credits        (5,553)      (5,789)      (5,789)      (5,806)      (5,837)
  Reserve for utility plant costs,
    net of tax                          (15,569)        --           --           --           --
  Other income and deductions             3,997       14,880        1,272        1,663          890
  Allowance for borrowed and equity
    funds used during construction        1,845        4,514        3,689        2,618        1,171
  Mirror CWIP amortization                 --         41,000       68,000       75,702       82,527
                                      =========    =========    =========    =========    =========
        Earnings                       $369,070     $358,519     $401,411     $335,822     $428,752
                                      =========    =========    =========    =========    =========


Fixed charges:
  Interest on long-term debt           $110,375     $116,205     $111,408     $112,939     $125,476
  Interest on short-term debt and
    other                                18,494       19,926       12,365       11,993        7,266
                                      =========    =========    =========    =========    =========
        Fixed charges                  $128,869     $136,131     $123,773     $124,932     $132,742
                                      =========    =========    =========    =========    =========


Ratio of earnings to fixed charges         2.86 (1)     2.63         3.24         2.69 (3)     3.23



(1) Earnings in 1996 reflect a $15.6 million one-time charge, net of tax, associated with certain investments for plant sites, engineering studies and lignite reserves and the expiration in 1995 of Mirror CWIP liability amortization income.
(2) Earnings in 1993 were significantly affected by restructuring charges, the $27 million cumulative effect of changes in accounting principles and prior year tax adjustments. CPL changed its method of accounting for unbilled revenues in 1993.
(3) The ratio of earnings to fixed charges for 1993 was calculated before cumulative effect of change in accounting principles.
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